Exhibit 99.1

Luckin Coffee Inc. Announces First Quarter 2023 Financial Results

First Quarter Net Revenues Increased 84.5%

Improved Profitability Profile with GAAP Operating Income Margin of 15.3%

More than 1,100 Net New Stores Openings; Expanded to More than 9,300 Stores

Started International Expansion with Launch of Stores in Singapore

BEIJING, May 1, 2023 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended March 31, 2023.

FIRST QUARTER 2023 HIGHLIGHTS1

•	Total net revenues in the first quarter were RMB4,436.7 million (US$646.0 million), representing an increase of 84.5% from RMB2,404.6 million in the same quarter of 2022.

•	Net new store openings during the first quarter was 1,137, including two new store openings in Singapore, resulting in a quarter-over-quarter store unit growth of 13.8% from the number of stores at the end of the fourth quarter of 2022, ending the first quarter with 9,351 stores which include 6,310 self-operated stores and 3,041 partnership stores.

•	Average monthly transacting customers in the first quarter was 29.5 million, representing an increase of 84.6% from 16.0 million in the same quarter of 2022.

•	Revenues from self-operated stores[2] in the first quarter were RMB3,140.4 million (US$457.3 million), representing an increase of 74.9% from RMB1,795.0 million in the same quarter of 2022.

•	Same-store sales growth for self-operated stores in the first quarter was 29.6%, compared to 41.6% in the same quarter of 2022.

•	Store level operating profit – self-operated stores[2] in the first quarter was RMB791.6 million (US$115.3 million) with store level operating profit margin of 25.2%, compared to RMB332.9 million with store level operating profit margin of 18.5% in the same quarter of 2022.

•	Revenues from partnership stores in the first quarter were RMB1,135.4 million (US$165.3 million), representing an increase of 106.7% from RMB549.3 million in the same quarter of 2022.

•	GAAP operating income in the first quarter was RMB678.4 million (US$98.8 million), representing a GAAP operating income margin of 15.3%, compared to RMB16.1 million, or a GAAP operating income margin of 0.7%, in the same quarter of 2022. Non-GAAP operating income in the first quarter, which adjusts for share-based compensation expenses, was RMB730.5 million (US$106.4 million), representing a non-GAAP operating income margin of 16.5%, compared to RMB92.1 million, or a non-GAAP operating income margin of 3.8%, in the same quarter of 2022, which illustrates a significant improvement of operating results.

1 Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions on certain terms used.

2 Beginning from the first quarter of 2023, the definitions of “revenues from self-operated stores” and “store level operating profit - self-operated stores” have been adjusted to better reflect the operating results of the Company’s self-operated stores. Comparative information for the first quarter of 2022 has also been adjusted to conform to the current period’s presentation. For detailed definitions, please refer to the section “KEY DEFINITIONS” on Page 4.

COMPANY STATEMENT

“The Luckin Coffee team is delighted to report strong sales growth and increased profitability in the first quarter of 2023,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “Our new, innovative product offerings continue to resonate with customers, resulting in significant growth in product revenue and monthly transacting customers. We had 1,137 net new store openings in the first quarter, ensuring that we remain best positioned to capture the returning consumer demand. With more than 9,300 stores, we are proud to say that Luckin Coffee is China’s largest coffee chain brand.”

Dr. Guo continued, “We are excited to have launched two new stores in Singapore in the first quarter, and we look forward to continued growth in Singapore. The launch of our stores in Singapore represents an important first step in our expansion into international markets and is the starting point of our internationalization strategy. By establishing a presence in Singapore, we are aiming to fine-tune our entire IT and operation system for this expansion, and test our business model in the overseas markets. Our goal is to make Luckin Coffee's high-quality coffee accessible to consumers worldwide, by leveraging our brand's professional, youthful, fashion, and healthy image and our new retail coffee business model.”

Dr. Guo concluded, “The Chinese coffee market is highly competitive, and we welcome healthy competition and collaboration to expand the market for coffee consumption. Our success in developing and improving our products and services, delivering high-quality products and services to our customers, growing brand awareness, and optimizing our supply chain and operational efficiency has enabled us to differentiate ourselves in a highly competitive market. We remain committed to expanding our footprint and adapting to changing market conditions and customer needs to maintain our competitive edge while driving long-term value and sustainable growth for our shareholders.”

FIRST QUARTER 2023 FINANCIAL RESULTS

Total net revenues were RMB4,436.7 million (US$646.0 million) in the first quarter of 2023, representing an increase of 84.5% from RMB2,404.6 million in the same quarter of 2022. Net revenues growth was primarily driven by the increase in the number of products sold, the increase in stores in operation and the increase in the number of monthly transacting customers.

•	Revenues from product sales were RMB3,301.3 million (US$480.7 million) in the first quarter of 2023, representing an increase of 77.9% from RMB1,855.3 million in the same quarter of 2022.

•	Net revenues from freshly brewed drinks were RMB2,934.3 million (US$427.3 million), representing 66.1% of total net revenues in the first quarter of 2023, compared to RMB1,652.6 million, or 68.8% of total net revenues, in the same quarter of 2022.

•	Net revenues from other products were RMB244.6 million (US$35.6 million), representing 5.5% of total net revenues in the first quarter of 2023, compared to RMB109.1 million, or 4.5% of total net revenues, in the same quarter of 2022.

•	Net revenues from others were RMB122.4 million (US$17.8 million), representing 2.8% of total net revenues in the first quarter of 2023, compared to RMB93.6 million, or 3.9% of total net revenues, in the same quarter of 2022.

•	Revenues from partnership stores were RMB1,135.4 million (US$165.3 million) in the first quarter of 2023, representing 25.6% of total net revenues, which is an increase of 106.7% compared to RMB549.3 million, or 22.8% of total net revenues, in the same quarter of 2022. For the first quarter of 2023, revenues from partnership stores included sales of materials of RMB743.2 million (US$108.2 million), profit sharing of RMB160.0 million (US$23.3 million), sales of equipment of RMB123.3 million (US$18.0 million), delivery service of RMB100.6 million (US$14.6 million) and other services of RMB8.4 million (US$1.2 million).

Total operating expenses were RMB3,758.4 million (US$547.3 million) in the first quarter of 2023, representing an increase of 57.4% from RMB2,388.5 million in the same quarter of 2022. The increase in total operating expenses was predominantly the result of the Company’s business expansion. Meanwhile, operating expenses as a percentage of net revenues decreased to 84.7% in the first quarter of 2023 from 99.3% in the same quarter of 2022, due to increased economies of scale and the Company’s technology-driven operations.

•	Cost of materials were RMB1,754.7 million (US$255.5 million) in the first quarter of 2023, representing an increase of 78.5% from RMB983.2 million in the same quarter of 2022, which was generally in line with the increase in the number of products sold and the increase in sales of materials to partnership stores.

•	Store rental and other operating costs were RMB891.7 million (US$129.8 million) in the first quarter of 2023, representing an increase of 52.2% from RMB586.0 million in the same quarter of 2022, mainly due to the increase in labor costs, store rental as well as utilities and other store operating costs as a result of the increased number of stores and items sold in the first quarter of 2023 compared to the same period last year.

•	Depreciation and amortization expenses were RMB108.5 million (US$15.8 million) in the first quarter of 2023, representing an increase of 13.3% from RMB95.7 million in the same quarter of 2022, mainly due to the increase in amortization of leasehold improvements for the stores and the increase in depreciation expenses of additional equipment put into use in new stores in the first quarter of 2023.

•	Delivery expenses were RMB421.7 million (US$61.4 million) in the first quarter of 2023, representing an increase of 70.9% from RMB246.7 million in the same quarter of 2022, mainly due to the increase in the number of delivery orders.

•	Sales and marketing expenses were RMB199.4 million (US$29.0 million) in the first quarter of 2023, representing an increase of 84.0% from RMB108.4 million in the same quarter of 2022, mainly driven by the increase in (i) advertising expenses as the Company continued to make strategic investments in its branding through various channels, (ii) commissions to third-party delivery platforms which is in line with the increase in the number of delivery orders and (iii) subcontract service fees to support the Company’s e-commerce business. Sales and marketing expenses amounted to 4.5% of total net revenues in the first quarter of 2023, which was generally stable when compared to 4.5% of total net revenues in the same quarter of 2022.

•	General and administrative expenses were RMB360.8 million (US$52.5 million) in the first quarter of 2023, representing an increase of 11.7% from RMB323.0 million in the same quarter of 2022. The increase in general and administrative expenses was mainly driven by the increase in (i) payroll costs for headquarter staff, (ii) tax surcharges, (iii) research and development expenses and (iv) expenditures for office supplies, offset by the decrease of share-based compensation for restricted share units and options issued to management and employees. General and administrative expenses amounted to 8.1% of total net revenues in the first quarter of 2023, compared to 13.3% of total net revenues in the same quarter of 2022.

•	Store preopening and other expenses were RMB15.7 million (US$2.3 million) in the first quarter of 2023, representing an increase of 90.0% from RMB8.3 million in the same quarter of 2022, mainly due to more stores being opened in the first quarter of 2023 compared to the same quarter of 2022. Store preopening and other expenses amounted to 0.4% of total net revenues in the first quarter of 2023, compared to 0.3% of total net revenues in the same quarter of 2022.

•	Losses and expenses related to Fabricated Transactions and Restructuring were RMB5.9 million (US$0.9 million) in the first quarter of 2023, representing a decrease of 84.1% from RMB37.3 million in the same quarter of 2022, as the Company had successfully completed its provisional liquidation in March 2022 and substantially resolved all outstanding litigations. The losses and expenses related to Fabricated Transactions and Restructuring consisted primarily of professional and legal fees for U.S. securities litigations and other advisory service fees. Losses and expenses related to Fabricated Transactions and Restructuring amounted to 0.1% of total net revenues in the first quarter of 2023, compared to 1.6% of total net revenues in the same quarter of 2022.

•	Store level operating profit margin - self-operated stores was 25.2% in the first quarter of 2023, compared to 18.5% in the same quarter of 2022, primarily due to the benefits of economies of scale from the increased number of products sold.

GAAP operating income was RMB678.4 million (US$98.8 million) in the first quarter of 2023, representing a GAAP operating income margin of 15.3%, compared to RMB16.1 million, or a GAAP operating income margin of 0.7%, in the same quarter of 2022. Non-GAAP operating income was RMB730.5 million (US$106.4 million) in the first quarter of 2023, representing a non-GAAP operating income margin of 16.5%, compared to RMB92.1 million, or a non-GAAP operating income margin of 3.8%, in the same quarter of 2022. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Net income was RMB564.8 million (US$82.2 million) in the first quarter of 2023, compared to RMB19.8 million in the same quarter of 2022. Non-GAAP net income was RMB616.9 million (US$89.8 million) in the first quarter of 2023, representing a non-GAAP net income margin of 13.9%, compared to RMB99.1 million, or a non-GAAP net income margin of 4.1%, in the same quarter of 2022.

Basic and diluted net income per ADS was RMB1.76 (US$0.24) and RMB1.76 (US$0.24) in the first quarter of 2023, respectively, compared to basic and diluted net income per ADS was RMB0.08 and RMB0.08 in the same quarter of 2022, respectively.

Non-GAAP basic and diluted net income per ADS was RMB1.92 (US$0.24) and RMB1.92 (US$0.24) in the first quarter of 2023, respectively, compared to basic and diluted net income of RMB0.32 and RMB0.32 in the same quarter of 2022, respectively.

Net cash provided by operating activities was RMB1,072.6 million (US$156.2 million) in the first quarter of 2023, compared to RMB107.7 million in net cash provided by the same quarter of 2022.

Cash and cash equivalents, restricted cash and short-term investments were RMB4,386.0 million (US$638.7 million) as of March 31, 2023, compared to RMB3,577.9 million as of December 31, 2022. The increase was primarily attributable to operational cash generation.

KEY OPERATING DATA

	For the three months ended or as of
	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2021	2021	2022	2022	2022	2022	2023
Total stores	5,671	6,024	6,580	7,195	7,846	8,214	9,351
Self-operated stores	4,206	4,397	4,675	4,968	5,373	5,652	6,310
Partnership stores	1,465	1,627	1,905	2,227	2,473	2,562	3,041
Same-store sales growth for self-operated stores	75.8%	43.6%	41.6%	41.2%	19.4%	9.2%	29.6%
Average monthly transacting customers (in thousands)	14,722	16,229	15,975	20,712	25,103	24,559	29,489

KEY DEFINITIONS

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, unmanned machines, e-commerce and revenue from delivery for self-operated stores.

•	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, and delivery fees derived from self-operated stores paid by the Company’s customers. Before the first quarter of 2023, the definition of revenues from self-operated stores did not include delivery fees derived from self-operated stores paid by the Company’s customers. Comparative figures from previous periods presented were also adjusted to be consistent.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, and other services including delivery and pre-opening services provided to partnership stores and profit sharing from partnership stores.

•	Same-store sales growth for self-operated stores. Defined as the growth rate of total revenue from self-operated stores that has been in operation as at the beginning of the comparable period and was not closed before the current period ending with the number of average operating days over 15 per month over both the current period and last year’s comparable period.

•	Store level operating profit - self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Comnpany’s self-operated store revenues. Before the first quarter of 2023, commissions to third-party delivery platforms related to revenues from self-operated stores were not deducted when calculating this term. Comparative figures from previous periods presented were also adjusted to be consistent.

•	Store level operating profit margin - self-operated stores. Calculated by dividing store level operating profit by total revenues from self-operated stores.

•	Total number of stores. The number of stores open at the end of the period, excluding unmanned machines.

•	Net new store openings. The number of gross new stores opened during the period minus the number of stores closed during the period.

•	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

•	Non-GAAP operating income. Calculated by operating income excluding share-based compensation expenses.

•	Non-GAAP net income. Calculated by net income excluding recurring item of share-based compensation expenses and non-recurring item of provision for equity litigants.

•	Non-GAAP net income attributable to the Company’s ordinary shareholders. Calculated by adjusting net income attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and non-recurring item of provision for equity litigants.

•	Non-GAAP basic and diluted net income per shares. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net income per ADSs. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income and non-GAAP net income, each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income as operating income excluding share-based compensation expenses, non-GAAP net income as net income excluding recurring item of share-based compensation expenses and non-recurring item of provision for equity litigants, and non-GAAP net income attributable to the Company’s ordinary shareholders as net income attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and non-recurring item of provision for equity litigants.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB6.8676 to US$1.00, the exchange rate on March 31, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will host a conference call today, on Monday, May 1, 2023, at 8:00 am Eastern Time (or Monday, May 1, 2023, at 8:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	1374267

As previously announced, all shareholders are able to submit questions to Luckin Coffee management by visiting https://event.choruscall.com/mediaframe/webcast.html?webcastid=ndO0ujkZ. After registration, there will be an “Ask a Question” section on the bottom of the screen. Management will answer a selection of questions from the submission list during the conference call. The Q&A platform will remain open until the conclusion of the earnings call.

The replay will be accessible through May 8, 2023, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	5144298

A live and archived webcast of the conference call will also be available at the Company's investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; Chinese governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@lkcoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@lkcoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2022

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2023

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2022	March 31, 2023 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,534,304	4,091,922	595,830
Restricted cash	7,860	1,990	290
Short-term investment	—	250,000	36,403
Accounts receivable, net	58,782	67,854	9,880
Receivables from online payment platforms	151,922	175,884	25,611
Inventories, net	1,206,467	1,354,761	197,268
Prepaid expenses and other current assets, net	1,077,719	1,066,106	155,236
Total current assets	6,037,054	7,008,517	1,020,518

Non-current assets:
Property and equipment, net	1,867,378	2,040,421	297,108
Restricted cash	35,755	42,107	6,131
Other non-current assets, net	327,744	366,567	53,376
Deferred tax assets, net	208,469	186,892	27,214
Operating lease, right-of-use assets	2,003,997	2,247,689	327,289
Total non-current assets	4,443,343	4,883,676	711,118
TOTAL ASSETS	10,480,397	11,892,193	1,731,636

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	441,376	672,407	97,910
Accrued expenses and other liabilities	1,375,425	1,714,570	249,661
Deferred revenues	97,366	101,591	14,793
Payable for equity litigants settlement	33,796	25,753	3,750
Operating lease liabilities-current	880,873	963,905	140,355
Total current liabilities	2,828,836	3,478,226	506,469

Non-current liabilities:
Operating lease liabilities-non current	1,024,274	1,170,030	170,370
Total non-current liabilities	1,024,274	1,170,030	170,370
Total liabilities	3,853,110	4,648,256	676,839

Commitments and contingencies

Mezzanine equity
Senior Preferred Shares	1,578,040	1,578,040	229,780

Shareholders’ equity:
Class A Ordinary shares	23	23	3
Class B Ordinary shares	2	2	0
Additional paid-in capital	16,037,406	16,089,572	2,342,823
Statutory reserves	35,657	35,657	5,192
Accumulated deficits	(11,421,145)	(10,856,328)	(1,580,804)
Accumulated other comprehensive income	397,304	396,971	57,803
Total Company’s ordinary shareholders’ equity	5,049,247	5,665,897	825,017
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	10,480,397	11,892,193	1,731,636

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Net revenues:
Revenues from product sales	1,855,297	3,301,311	480,708
Revenues from partnership stores	549,301	1,135,416	165,329
Total net revenues	2,404,598	4,436,727	646,037

Cost of materials	(983,151)	(1,754,654)	(255,497)
Store rental and other operating costs	(585,969)	(891,661)	(129,836)
Depreciation and amortization expenses	(95,710)	(108,456)	(15,792)
Delivery expenses	(246,726)	(421,734)	(61,409)
Sales and marketing expenses	(108,407)	(199,421)	(29,038)
General and administrative expenses	(322,995)	(360,830)	(52,541)
Store preopening and other expenses	(8,251)	(15,676)	(2,283)
Losses and expenses related to Fabricated Transactions and Restructuring	(37,327)	(5,930)	(863)
Total operating expenses	(2,388,536)	(3,758,362)	(547,259)
Operating income	16,062	678,365	98,778

Interest and investment income	19,446	20,111	2,928
Interest and financing expenses	(6,859)	—	—
Foreign exchange gain/(loss), net	9,789	(540)	(79)
Other income, net	22,195	14,431	2,101
Provision for equity litigants	(3,172)	—	—

Net income before income taxes	57,461	712,367	103,728
Income tax expense	(37,626)	(147,550)	(21,485)
Net income	19,835	564,817	82,243
Net income attributable to the Company’s ordinary shareholders	19,835	564,817	82,243

Net income per share:
Basic	0.01	0.22	0.03
Diluted	0.01	0.22	0.03
Net income per ADS:
Basic*	0.08	1.76	0.24
Diluted*	0.08	1.76	0.24

Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,453,828,777	2,532,072,783	2,532,072,783
Diluted	2,504,438,483	2,534,992,183	2,534,992,183

Net income	19,835	564,817	82,243
Other comprehensive loss, net of tax of nil:
Foreign currency translation difference, net of tax of nil	(3,873)	(333)	(48)
Total comprehensive income	15,962	564,484	82,195
Total comprehensive income attributable to ordinary shareholders	15,962	564,484	82,195

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Net cash provided by operating activities	107,711	1,072,633	156,188
Net cash used in investing activities	(70,178)	(513,180)	(74,725)
Net cash used in financing activities	(1,559,559)	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	(11,852)	(1,353)	(197)
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(1,533,878)	558,100	81,266
Cash and cash equivalents and restricted cash at beginning of period	6,555,274	3,577,919	520,985
Cash and cash equivalents and restricted cash at end of period	5,021,396	4,136,019	602,251

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP

MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
A. Non-GAAP operating income
Operating income	16,062	678,365	98,778
Adjusted for: Share-based compensation expenses	76,086	52,104	7,587
Non-GAAP operating income	92,148	730,469	106,365

B. Non-GAAP net income
Net income	19,835	564,817	82,243
Adjusted for:
Share-based compensation expenses	76,086	52,104	7,587
Provision for equity litigants	3,172	—	—
Non-GAAP net income	99,093	616,921	89,830

C. Non-GAAP net income per share
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,453,828,777	2,532,072,783	2,532,072,783
Diluted	2,504,438,483	2,534,992,183	2,534,992,183
Non-GAAP net income per share:
Basic	0.04	0.24	0.03
Diluted	0.04	0.24	0.03
Non-GAAP net income per ADS:
Basic*	0.32	1.92	0.24
Diluted*	0.32	1.92	0.24

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.